Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-7221)

Consolidated Balance Sheet

December 31, 2020

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Table of Contents
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its subsidiaries (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

Charlotte, NC
February 26, 2021

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2020

(dollars in millions, except share and per share amounts)

ASSETS		
Cash and cash equivalents	$	3,040
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		1,258
Securities financing transactions		
Receivables under resale agreements		17,934
Receivables under securities borrowed transactions		1,503
		19,437
Other receivables		
Customers		6,596
Brokers and dealers		138
Interest and other, including loans due from affiliates		1,892
		8,626
Right-of-use lease assets		989
Equipment and facilities, net		253
Goodwill and intangible assets		1,813
Other assets		184
Total Assets	$	35,600

LIABILITIES		
Securities financing transactions		
Payables under securities loaned transactions	$	2,037
Other payables		
Customers		20,286
Brokers and dealers		144
Compensation and benefits		787
Interest and other		1,889
Loans due to affiliates		1,471
Lease liabilities		1,044
		25,621
Commitments, contingencies and guarantees (See Note 10)		
Subordinated borrowings		620
Total Liabilities		28,278

STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		—
Paid-in capital		6,764
Accumulated other comprehensive loss (net of tax)		(5)
Retained earnings		563
Total Stockholder's Equity		7,322
Total Liabilities and Stockholder's Equity	$	35,600

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1. Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission ("SEC"), and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), and other securities exchanges. MLPF&S is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). Additionally, it is registered as a swap firm with the NFA.

The Company provides its clients with investment-related products and services, including brokerage services and discretionary and non-discretionary investment advisory services through its investment advisory programs. Through its retirement group, the Company provides a wide variety of investment and custodial services to Individual Retirement Accounts ("IRAs") and other retirement plans for small businesses. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans. In addition, the Company provides financing to clients, including margin lending and other extensions of credit. Certain products and services may be provided through affiliates.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is BAC North America Holding Company ("BACNA"), which is a wholly-owned subsidiary of NB Holdings Corporation ("NB Holdings"). NB Holdings is a wholly-owned subsidiary of Bank of America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Balance Sheet is presented in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet are presented in U.S. dollars.

Consolidation Accounting

The Consolidated Balance Sheet includes the accounts of the Company and its subsidiaries in which the Company has a controlling financial interest.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity ("VRE") or as a variable interest entity ("VIE"). VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. The Company generally consolidates those VREs where it has the majority of the voting rights. VIEs are those entities that do not meet the VRE criteria. A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. At December 31, 2020, there were no consolidated nor unconsolidated VIEs.

Use of Estimates

In presenting the Consolidated Balance Sheet, management makes estimates including the following:

- Valuations of assets and liabilities requiring fair value estimates;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- The outcome of pending litigation;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such

changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

Fair Value Measurement
The Company had no material assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Accounting Standards Codification ("ASC") 825-10-50 - *Financial Instruments*, requires disclosure of the fair value of certain financial instruments that are not carried at fair value in the financial statements. The Company classifies its fair value measurements of financial instruments based on the three-level fair value hierarchy in ASC 820, *Fair Value Measurements and Disclosures*: Level 1 consist of unadjusted quoted prices in active markets for identical assets or liabilities, Level 2 consist of observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and Level 3 consist of unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. The level in the fair value hierarchy in which the Company's financial instruments are categorized is disclosed in the Consolidated Balance Sheet Captions section included in this note.

Legal Reserves
The Company is occasionally a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to Note 10 for further information.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with ASC 740 *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation agreement. Included within the Company's net deferred tax assets are carryforward amounts generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these net deferred tax assets are more-likely-than-not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation agreement. For this purpose, future taxable income was projected based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company recognizes and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's intercompany tax allocation agreement, any new or subsequent change in an unrecognized tax benefit related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance

Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet

Under the intercompany tax allocation agreements, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within *Interest and other, including loans due from affiliates, Interest and other payables* and *Loans due to affiliates* and settled on at least an annual basis. See Note 13 for further discussion of income taxes.

Goodwill and Intangible Assets
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance and other relevant entity specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance. For further information, refer to Note 6.

The Company had no unamortized intangible assets with definite lives as of December 31, 2020.

Intangible assets with indefinite lives consist of the Company's proportion of the value assigned to the Merrill Lynch brand name and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value and evaluate impairment. Refer to Note 6 for further information.

Consolidated Balance Sheet Captions
The following are descriptions related to specific consolidated balance sheet captions, and the company estimates the carrying value of these items approximates their fair value. Assets and liabilities including segregated securities, securities financing transactions, other receivables and payables from and to customers, brokers and dealers, and affiliates, interest and other receivables and payables, and subordinated borrowings are considered level 2. Cash and cash equivalents are considered level 1.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulator, the SEC, to segregate or set aside cash and/or qualified securities in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or

securities required for the conduct of its day-to-day clearance activities. At December 31, 2020, the Company had $1.2 billion of cash at clearing organizations.

Included in *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* at December 31, 2020 was $86 million of cash that is considered restricted cash by the Company.

Securities Financing Transactions
Resale agreements are treated as collateralized financing transactions. These transactions are recorded at their contractual amounts plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or variable interest rates or to credit risk because the resale agreements are substantially collateralized.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3. At December 31, 2020, approximately $13.5 billion of such securities had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3").

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is unnecessary. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Consolidated Balance Sheet.

A significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement, and the transactions have the same maturity date.

Other Receivables and Payables
Customers
Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables include margin loan transactions where the Company will typically make a loan to a customer to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions, the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are rarely required. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and the expected losses are assumed to not have a material impact to the Consolidated Balance Sheet.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to

brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. These accounts generally settle daily and due to the short nature of broker and dealers receivables the credit exposures arising from these accounts are of limited amounts owed to the Company for a short period of time. The expected credit losses are assumed to not have a material impact to the Consolidated Balance Sheet.

Compensation and Benefits
Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other
Interest and other receivables include interest receivable on customer or other receivables, and securities financing transactions, income taxes, commissions and fees, and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are then included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the financial asset.The changes in allowance for credit losses are included in other revenues. Interest and other payables include interest payable for securities financing transactions, amounts payable for income taxes, and other payables.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Leases
The Company's lessee arrangements are comprised of operating leases. Under these arrangements, the Company records right-of-use assets and lease liabilities at lease commencement. All leases are recorded on the Consolidated Balance Sheet, except for leases with an initial term of less than 12 months for which the Company made the short-term lease election. The Company made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate and equipment leases. As such, lease payments represent payments on both lease and nonlease components. At lease commencement, lease liabilities are discounted using the Company's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives, Refer to Note 8 for further information.

Other Assets
Other assets consist primarily of prepaid expenses, deferred charges and trading assets.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America and NB Holdings. Refer to Note 3 for further information.

Subordinated Borrowings
The Company enters into subordinated borrowings with NB Holdings. Refer to Note 7 for further information.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at period-end rates of exchange.

New Accounting Pronouncements

Accounting for Financial Instruments - Credit Losses
On January 1, 2020, the Company adopted the new accounting standard that requires the measurement of the allowance for credit losses to be based on management's best estimate of lifetime expected credit losses ("ECL") inherent in the Company's relevant financial assets. The Company's lifetime expected credit losses are determined using macroeconomic forecast assumptions and management judgments applicable to and through the expected life of the financial assets and is net of expected recoveries. The beginning of the year balance of retained earnings has been adjusted by $23M to establish the allowance for credit losses.

Reference Rate Reform
In March 2020, the FASB issued a new accounting standard related to contracts or hedging relationships that reference LIBOR or other reference rates that are expected to be discontinued due to reference rate reform. The new standard provides for optional expedients and other guidance regarding the accounting related to modifications of contracts, hedging relationships and other transactions affected by reference rate reform. The Company has elected to retrospectively adopt the new standard as of January 1, 2020 which resulted in no immediate impact. While reference rate reform is not expected to have a material accounting impact on the Company's Consolidated Balance Sheet, the standard will ease the administrative burden in accounting for the future effects of reference rate reform.

3. **Related Party Transactions**

The Company enters into securities financing transactions with affiliates. The Company also provides certain securities services to affiliated companies, and contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services.

The following two tables summarize related party balances included in the respective balance sheet captions as of December 31, 2020.

Assets
(dollars in millions)

Cash and cash equivalents	$	2,778
Receivables under resale agreements		17,934
Receivables under securities borrowed transactions		1,503
Interest and other, including loans due from affiliates		530
Total	$	22,745

Liabilities
(dollars in millions)

Payables under securities loaned transactions	$	2,037
Interest and other payables		407
Loans due to affiliates		1,471
Subordinated borrowings		620
Total	$	4,535

The Company has established unsecured borrowing agreements with Bank of America and NB Holdings in the normal course of business. Amounts outstanding under these arrangements are included within *Loans due to affiliates*. The arrangements are summarized below:

Agreements with Bank of America

- A $2.5 billion uncommitted six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 01, 2021 and may automatically be extended semi-annually to the succeeding August 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2020, approximately $2 million was outstanding on the line of credit.

Agreements with NB Holdings

- A $1 billion committed six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 01, 2021 and may automatically be extended semi-annually to the succeeding August 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2020, there were no amounts outstanding on the line of credit.

- A $7 billion uncommitted six month revolving senior unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 01, 2021 and may automatically be extended semi-annually to the succeeding August 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2020 approximately $1,469 million was outstanding on the line of credit.

Other subsidiaries of MLPF&S engage in lending transactions with NB Holdings in the normal course of business. At December 31, 2020, the subsidiaries of MLPF&S had $64 million due from NB Holdings included in Loans due from affiliates.

Agreements with Bank of America, National Association ("BANA")

- The Company has a $3.5 billion uncommitted intra-day unsecured line of credit with BANA. The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2020, there were no amounts outstanding on this line of credit.

Other subsidiaries of MLPF&S engage in lending transactions with Bank of America Europe Designated Activity Company ("BOAEDAC") in the normal course of business. At December 31, 2020, the subsidiaries of MLPF&S had $17 million due from BOAEDAC included in Loans due from affiliates.

Refer to Note 7 for information on subordinated borrowings between the Company and NB Holdings.

Certain of the Company's financial advisors are offered cash upfront in the form of an interest-bearing loan ("FA Loans"). Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance becomes due if employment is terminated before the vesting period. As of December 31, 2020, the Company had loans outstanding from financial advisors of $588 million, which are not included in the table above but are included in *Interest and other receivables* on the Consolidated Balance Sheet. See Note 10 for guarantees related to FA Loans.

4. **Risks and Uncertainties**

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets, liabilities, and AUM, and may negatively impact earnings.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. The impact could be further exacerbated if

expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk

Liquidity Risk represents the risk of inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customer needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations at all times, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Excess liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America and NB Holdings.

Counterparty Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2020, the Company had indirect exposure to the U.S. Government and its agencies from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2020 totaled $15.5 billion, which was from affiliated companies.

Industry Concentration Risk

The Company's primary industry credit concentration is with financial institutions, including affiliates, which arises in the normal course of the Company's brokerage and financing activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5. Securities Financing Transactions

The Company enters into securities financing transactions with affiliates to obtain securities for settlement, to meet its regulatory reserve requirements under Rule 15c3-3, and to maintain liquidity.

Under these transactions, the Company either receives or provides collateral, including U.S. Treasury and government agency securities and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2020, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2.0 billion, all of which was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $1.5 billion, all of which had been sold or repledged to affiliated companies.

Offsetting of Securities Financing Agreements
A significant majority of securities financing transactions are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets financing transactions with the same counterparty on the Company's Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date. At December 31, 2020, the Company did not offset any of its financing transactions.

The tables below present securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2020. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability.

(dollars in millions)

	Assets				
	December 31, 2020				
	Gross Assets	**Amounts Offset**	**Balance Sheet Amount**	**Financial Instruments[1]**	**Net Asset**
Receivables under resale agreements	$ 17,934	$ —	$ 17,934	$ (17,934)	$ —
Receivables under securities borrowed transactions	1,503	—	1,503	(1,476)	27
Total	$ 19,437	$ —	$ 19,437	$ (19,410)	$ 27

	Liabilities				
	December 31, 2020				
	Gross Liabilities	**Amounts Offset**	**Net Balance Sheet Amount**	**Financial Instruments[1]**	**Net Liability**
Payables under securities loaned transactions	$ 2,037	$ —	$ 2,037	$ (1,901)	$ 136
Total	$ 2,037	$ —	$ 2,037	$ (1,901)	$ 136

[1]These amounts are limited to the securities financing asset/liability balance and accordingly, do not include excess collateral received/pledged.

Payables under Securities Loaned Transactions Accounted for as Secured Borrowings
At December 31, 2020, the maturity of all of the Company's securities loaned transactions were either overnight or continuous (i.e., no stated term). At December 31, 2020, the Company pledged equity securities of $2 billion as collateral for its securities loaned transactions.

For securities loaned transactions, the Company receives collateral in the form of cash. The collateral is generally valued daily based on the market value of the securities loaned and the Company may receive or return collateral pledged, when appropriate.

6.   Goodwill and Intangible Assets

Refer to Note 2 for the Company's accounting policies for goodwill and intangible assets.

Goodwill
The carrying amount of the Company's goodwill at December 31, 2020 was $878 million.

The Company completed its annual goodwill impairment test as of June 30, 2020 using a quantitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment.

Intangible Assets
The carrying amount of the Company's indefinite lived intangible asset as of December 31, 2020 was $935 million.

The Company determined that there was no impairment of the Merrill Lynch brand name as of the June 30, 2020 test date.

7.   Subordinated Borrowings and Other Financing

At December 31, 2020, subordinated borrowings and credit committed under agreements with NB Holdings consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S with NB Holdings			
Revolving Subordinated Line of Credit	August 19, 2022	$ 620	$ 6,000
Total Subordinated Liabilities		$ 620	$ 6,000

In August 2020, with Board of Directors and FINRA approvals, the Company entered into a new agreement with NB Holdings for a $6 billion revolving subordinated line of credit, and cancelled it's pre-existing $12.0 billion revolving subordinated line of credit facility with NB Holdings.

The borrowing, which has been approved for regulatory capital purposes, is a U.S. dollar-denominated obligation at variable interest rates based on Fed Funds plus a market-based spread. MLPF&S' revolving subordinated line of credit agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken 390 days prior to the maturity date.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. There were no letters of credit outstanding at December 31, 2020.

8.   Leases

The Company enters into lessee arrangements. For more information on lease accounting, see Note 2.

The Company's lessee arrangements predominantly consist of operating leases for premises and equipment. Right-of-use assets and the related lease liabilities for such arrangements were approximately $1 billion respectively, at December 31, 2020. The weighted-average discount rate used to calculate the present value of future minimum lease payments was 3.4% .

Lease terms may contain renewal and extension options and early termination features. Generally, these options do not impact the lease term because the Company is not reasonably certain that it will exercise the options. The weighted-average lease term was 6.1 years at December 31, 2020.

Maturity Analysis

The maturities of lessee arrangements outstanding at December 31, 2020 are presented in the table below based on undiscounted cash flows.

(dollars in millions)	Lessee Operating Leases
2021	$ 250
2022	222
2023	190
2024	157
Thereafter	344
Total undiscounted cash flows	1,163
Less: Net present value adjustment	(119)
Total Lease Liability	**$ 1,044**

9. Stockholder's Equity

MLPF&S is authorized to issue 1,200 shares of $1.00 par value common stock. At December 31, 2020, there were 1,000 shares issued and outstanding.

MLPF&S is authorized to issue 1,000 shares of $1.00 par value preferred stock. At December 31, 2020, there were no preferred shares issued and outstanding.

10. Commitments, Contingencies, and Guarantees

Litigation and Regulatory Matters

In the ordinary course of business, the Company is occasionally a defendant in or a party to pending and threatened legal actions and proceedings. In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount of litigation-related expense.

The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Commitments

At December 31, 2020, the Company's commitments had the following expirations:

(dollars in millions)

| | Total | | Commitment expiration | | | | | | | |
			Less than 1 year		1 - 3 years		3 - 5 years		Over 5 years	
Purchasing commitments	$	13	$	7	$	4	$	2	$	—
Operating leases		1,163		250		412		253		248
Total	$	1,176	$	257	$	416	$	255	$	248

Purchasing Commitments

The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services.

Operating Leases

The Company has entered into various non-cancelable long-term lease agreements for premises that expire through 2036. See Note 8 for further information.

Guarantees

The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the potential for the Company to be required to make these payments is remote.

The Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

In connection with the FA Loans discussed in Note 3, the Company services FA loans through an affiliate in addition to those serviced directly by the Company. The Company fully guarantees the amount outstanding of the affiliate serviced FA Loans in the event of default during the FA loan's vesting period. At December 31, 2020, the Company had FA Loan guarantees of $27 million which is the maximum potential amount of future payments. The affiliate performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses. At December 31, 2020, expected credit losses assessed by the affiliate do not have a material impact to the Consolidated Balance Sheet.

11. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other post retirement plans.

The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering the Company's full-time, salaried employees and certain part-time employees.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation - Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Post employment benefits are accounted for in accordance with ASC 712, *Compensation-Non retirement Post employment Benefits*. Required disclosures are included in the December 31, 2020 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The active U.S. defined contribution plan sponsored by Bank of America is the Bank of America 401 (k) Plan. Effective January 1, 2020, the Merrill Lynch 401 (k) Savings & Investment Plan ("SIP") was merged into the Bank of America 401 (k) Plan.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's qualified pension plan.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan. Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2020. Contributions may be required in the future under this agreement.

Bank of America also maintains non-contributory, non qualified pension plans (i.e., plans not subject to Title IV of ERISA) that are unfunded and provide supplemental defined benefit pension benefits for certain eligible U.S. employees.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions.

Postemployment Benefits
Bank of America provides certain post employment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

12. **Employee Incentive Plans**

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Stock Compensation* ("Stock Compensation Accounting") are included in the December 31, 2020 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Key Employee Equity Plan ("KEEP"). Under the KEEP, Bank of America grants stock based awards, including restricted stock units ("RSUs"), to eligible employees. Grants in 2020 from the KEEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of Bank of America's common stock up to the settlement date.

These RSUs will generally vest in one-third increments on each of the first three anniversaries of the grant date, provided that the employee remains continuously employed with the Company during that time. For non-retirement eligible employees, awards will be expensed ratably over the vesting period, net of estimated forfeitures, based on the grant date fair value of the shares.

For stock-based compensation awards granted to retirement-eligible employees, awards are deemed authorized at the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value of the award is expensed ratably over the year preceding the grant date.

Other Compensation Arrangements

The Company participates in Bank of America sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. When appropriate, Bank of America maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including derivative transactions.

13. Income Taxes

The reconciliation of the beginning UTB balance to the ending balance is presented in the table below:

(dollars in millions)		
Balance at December 31, 2019	$	53
Increases related to positions taken during current year		—
Increases related to positions taken during prior years		—
Decreases in positions taken during prior years		(2)
Settlements		(3)
Expiration of statute		—
Balance at December 31, 2020	$	48

As of December 31, 2020, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate, was $38 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction, and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

It is reasonably possible that the UTB balance may decrease by as much as $3 million during the next 12 months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2020.

Jurisdiction	Years under Examination [1]	Status at December 31, 2020
U.S. federal	2017-2020	Field examination
California	2012-2017	Field examination
New York	2016-2018	Field examination

[1] All tax years subsequent to the above years remain open to examination.

At December 31, 2020, the Company's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $11 million.

Current and deferred income taxes are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within *Interest and other, including loans due from affiliates, Interest and other payables*. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 are presented below.

(dollars in millions)

Deferred tax assets	
Lease liability	$ 257
Loss carryforward	155
Accrued expenses	41
Other	46
Gross deferred tax assets	499
Less: valuation allowance	(53)
Total deferred tax assets, net of valuation allowance	446
Deferred tax liabilities	
Right-to-use asset	243
Goodwill and intangibles	240
Other	—
Gross deferred tax liabilities	483
Net deferred tax liability	$ (37)

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss and tax credit carryforwards at December 31, 2020.

(dollars in millions)

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 20	$ —	$ 20	After 2028
Net operating losses - U.S. states [1]	135	(45)	90	Various
Total Loss Carryforwards	$ 155	$ (45)	$ 110	
State tax credits	4	—	4	After 2033
Foreign tax credits	8	(8)	—	
Total Tax Credit Carryforwards	$ 12	$ (8)	$ 4	

[1] Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $171 million and $(57) million, respectively.

Realization of the deferred tax assets above is dependent on the Company's or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL and general business credit carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

At December 31, 2020, the Company had a current income tax payable due to its affiliates of approximately $262 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America as determined under the intercompany tax allocation agreements with Bank of America.

14. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the Consolidated Balance Sheet date but before the date the Consolidated Balance Sheet are available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

In February 2020, the maturities of the Company's existing revolving senior unsecured lines of credit with NB Holdings and Bank of America were extended to February 1, 2022.

There were no other material subsequent events which affected the amounts or disclosures in the Consolidated Balance Sheet through February 26, 2021, which is the issuance date of the Consolidated Balance Sheet.

15. Regulatory Requirements

SEC Uniform Net Capital Rule

As an SEC registered broker-dealer and CFTC registered introducing broker, MLPF&S is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. MLPF&S has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

The company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(dollars in millions)

	Standalone (FOCUS Report)	Subsidiaries	Eliminations	Consolidated
Total Assets	$ 35,370	$ 1,011	$ (781)	$ 35,600
Total Liabilities	$ 28,048	$ 389	$ (159)	$ 28,278
Total Stockholder's Equity	7,322	622	(622)	7,322
Total Liabilities and Stockholder's Equity	$ 35,370	$ 1,011	$ (781)	$ 35,600

At December 31, 2020, MLPF&S' regulatory net capital as defined by SEA Rule 15c3-1 was $3.6 billion and exceeded the minimum requirement of $180 million by $3.5 billion.

In accordance with the Alternative Standard, MLPF&S is required to maintain net capital in excess of $180 million or two percent of aggregate debit items computed in accordance with the Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers. As of December 31, 2020, MLPF&S had net capital in excess of the minimum requirement.

SEC Customer Protection Rule

MLPF&S is also subject to SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2020, the Company had $13.5 billion of U.S. Government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with Rule 15c3-3, MLPF&S computed a reserve requirement for the proprietary accounts of broker dealers ("PAB"). As of December 31, 2020, the Company had $5 million of cash segregated in a special reserve bank account for such requirement.